Exhibit 99.1

Hydro One announces new Board of Directors

TORONTO, August 14, 2018 – Hydro One Limited (“Hydro One”), Ontario’s largest electricity transmission and distribution company, today announced a new Board of Directors, featuring an experienced, diverse and highly-regarded group of leaders who will be responsible for overseeing the company’s continued transformation as a customer-focused, efficient and well-managed utility.

“This highly-qualified board has strong governance and industry experience and brings with them significant electricity, business and capital markets expertise,” said Paul Dobson, Acting President and Chief Executive Officer and Chief Financial Officer, Hydro One Limited. “Their oversight will help us to build on the positive momentum the Company has achieved since being privatized in 2015.”

The orderly transition to a new board was accomplished when former board members stepped down and new directors were appointed effective Tuesday, August 14. Six directors were identified and nominated by Hydro One’s ad hoc nominating committee, comprised of four of the five largest shareholders excluding the Province of Ontario, and four directors were chosen by the Province, Hydro One’s largest shareholder, in accordance with the Governance Agreement.

“We are pleased to welcome these experienced and well-regarded directors to help us build on Hydro One’s focus on the customer and commitment to deliver greater value for customers, communities and shareholders,” said Dobson. “During this transition, employees at all levels remain focused on providing our customers with safe, reliable power and exceptional customer service.”

The new Hydro One directors are:

•	Cherie Brant
•	Blair Cowper-Smith
•	Anne Giardini
•	David Hay
•	Timothy Hodgson
•	Jessica McDonald
•	Russel Robertson
•	William Sheffield
•	Melissa Sonberg
•	Tom Woods

Mr. Woods has agreed to act as interim Chair of the Board until the new directors can convene and complete a process to select a permanent Chair.

More information about Hydro One’s leadership and Board of Directors can be found here.

About Hydro One:

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, over C$25 billion in assets and 2017 annual revenues of nearly C$6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network through Hydro One Telecom Inc. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H). For more information about everything Hydro One, please visit www.HydroOne.com.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Omar Javed, Vice President, Investor Relations

investor.relations@hydroone.com, 416-345-5943

Media:

Jay Armitage, Director, Corporate Communications

media.relations@hydroone.com, 416-345-6868